FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Agricultural Bank of China, China’s Third Largest Lender, Chose Magic’s AppBuilder to Develop Major Banking Application

PRESS RELEASE

Agricultural Bank of China, China’s Third Largest Lender, Chose Magic’s AppBuilder to Develop Major Banking Application

Or Yehuda, Israel, March 18, 2013 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Agricultural Bank of China Ltd. (ABC), China’s third largest lender by assets, chose Magic’s AppBuilder to develop its new generation of core banking application (the “BoEing”, Blue Ocean Engineering), deployed at all of its nearly 24,000 banking facilities.

The application built by ABC using AppBuilder is a key component of the bank’s core banking system. The vast application includes more than 20,000 programs and hundreds of thousands of application artifacts, and took a team of 350 developers two years to complete. AppBuilder’s comprehensive application development infrastructure enabled ABC to easily deploy the application across a complex distributed environment containing many disparate technologies, including IBM Mainframe, Microsoft Windows, Cobol, C#_WPF, WSDL, DB2 and Sybase.

“We needed a robust solution that would support hundreds of millions of transactions per day and allow us to maintain complete control over the application development along the way,” said Mr.Liang, the BoEing project manager at ABC. “For large, long-term projects like this, any delay is extremely costly. Not only did AppBuilder meet our demanding system requirements, it also enabled us to meet our aggressive deployment schedule.”

“Forward-thinking banks like ABC, understand that their business is only as good as their underlying technologies,” said Arik Kilman, CEO of AppBuilder Solutions Ltd. “We are proud to be the development platform of choice for ABC and many other leading financial and Fortune 1000 institutions.”

About Agricultural Bank of China

Agricultural Bank of China Limited (“ABC”) is one of the major integrated financial service providers in China. Capitalizing on its comprehensive business portfolio, extensive distribution network and advanced IT platform, ABC provides a full range of commercial banking services, including consumer banking, corporate banking, investment banking, investment management, global wealth management, private equity, mortgages, credit cards, foreign currency deposits, loans, international and domestic settlements and currency trading.

At the end of 2011，ABC had over 395 million retail customers (ranking first among all large commercial banks), and nearly 24,000 branches. It is China's third largest lender by assets. ABC went public in mid-2010, fetching the world's biggest ever initial Public Offering (IPO). As of 2011, it ranks 7th in the Banker’s “Top 1000 World Banks” list in terms of profit before tax for the year of 2010.

For more information, visit www.abchina.com/en/

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2013	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Agricultural Bank of China, China’s Third Largest Lender, Chose Magic’s AppBuilder to Develop Major Banking Application

Exhibit 10.1